Time of Sale: 4:45pm ET

Filed pursuant to Rule 433

Registration No. 333-260857

Issuer Free Writing Prospectus

Supplementing the Preliminary Prospectus

Dated November 10, 2021

Explanatory Note

This free writing prospectus is being filed to correct two errors in the free writing prospectus filed by Argo Blockchain PLC on November 12, 2021 (the “Original FWP”). This free writing prospectus contains the correct CUSIP/ISIN numbers and underwriting syndicate, which were inaccurately stated in the Original FWP. No other changes have been made to the information in the Original FWP.

ARGO BLOCKCHAIN PLC

$40,000,000

8.75% Senior Notes Due 2026
Final Term Sheet

November 12, 2021

The information in this pricing term sheet relates to the offering of 8.75% Senior Notes due 2026 of Argo Blockchain plc and is qualified in its entirety by reference to the Preliminary Prospectus, dated November 10, 2021 (the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and updates and supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus. Terms used and not defined herein have the meanings assigned in the Preliminary Prospectus.

Issuer:	Argo Blockchain plc (the “Issuer”)

Securities:	8.75% Senior Notes Due 2026 (the “Notes”)

Principal Amount:	$40,000,000 (excluding exercise of the underwriters’ option)

Underwriters’ Option:	$6,000,000

Type:	SEC Registered

Trade Date:	November 15, 2021

Settlement Date:	November 17, 2021

Listing:	Nasdaq “ARBKL”

Price to Public:	$25.00

Underwriters’ Discount:	$0.875 per Note

Underwriters’ Purchase Price from Issuer:	$24.125 per Note

Net Proceeds to the Issuer (before expenses and other fees):	$38,600,000 (assuming no exercise of the underwriters’ option to purchase additional Notes)

Maturity Date:	November 30, 2026

Rating:*

The Notes have received a “B” rating from Egan-Jones Ratings Co., an independent, unaffiliated rating agency. Ratings are not a recommendation to purchase, hold or sell notes, inasmuch as the ratings do not comment as to market price or suitability for a particular investor. The ratings are based upon current information furnished to the rating agency by the Issuer and information obtained by the rating agency from other sources. The ratings are only accurate as of the date thereof and may be changed, superseded or withdrawn as a result of changes in, or unavailability of, such information, and therefore a prospective purchaser should check the current ratings before purchasing the Notes. Each rating should be evaluated independently of any other rating.

Annual Coupon:	8.75%, paid quarterly in arrears

Interest Payment Dates:	January 31, April 30, July 31 and October 31, commencing January 31, 2022, and at maturity

Day Count:	30/360

Optional Redemption:

The Notes may be redeemed for cash in whole or in part at any time at the Issuer’s option (i) on or after November 30, 2023 and prior to November 30, 2024, at a price equal to 102% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after November 30, 2024 and prior to November 30, 2025, at a price equal to 101% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after November 30, 2025 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption.

The Issuer may redeem the Notes, in whole, but not in part, at any time at its option, at a redemption price equal to 100.5% of the principal amount plus accrued and unpaid interest to, but not including, the date of redemption, upon the occurrence of certain change of control events.

Minimum Denomination / Multiples:	$25.00/$25.00

CUSIP/ISIN:	040126 203 / US0401262037

Book-Running Managers:	B. Riley Securities, Inc., D.A. Davidson & Co., EF Hutton, division of Benchmark Investments, LLC, Ladenburg Thalmann & Co. Inc., William Blair & Co., L.L.C.

Co-Managers:	Aegis Capital Corp., Alexander Capital L.P., Northland Securities, Inc., Revere Securities LLC, Wedbush Securities Inc., B.C. Ziegler & Company

This communication is intended for the sole use of the person to whom it is provided by the issuer.

The Issuer has filed a registration statement on Form F-1, and an amendment thereto, and Preliminary Prospectus with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates.  Before you invest, you should read the registration statement, as amended, the Preliminary Prospectus and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.   Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request them from B. Riley Securities, Inc. by calling (703) 312-9580 or by emailing prospectuses@brileysecurities.com.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.

PROHIBITION OF SALES TO EEA RETAIL INVESTORS — The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area (the “EEA”).  For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (ii) a customer within the meaning of Directive (EU) 2016/97, as amended (the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Regulation (EU) 2017/1129 (the “EU

Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the “EU PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

PROHIBITION OF SALES TO UK RETAIL INVESTORS — The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal Agreement) Act 2020 (the “EUWA”); or (ii) a customer within the meaning of the provisions of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA; or (iii) not a qualified investor as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the EUWA (the “UK Prospectus Regulation”). Consequently no key information document required by Regulation (EU) No 1286/2014 as it forms part of domestic law in the United Kingdom by virtue of the EUWA (the “UK PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to retail investors in the United Kingdom has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the United Kingdom may be unlawful under the UK PRIIPs Regulation.

The communication of this document and any other document or materials relating to the issue of the Notes referred to herein is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the FSMA. Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who (i) are qualified investors as defined in Article 2 of the UK Prospectus Regulation, and (ii) have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this prospectus relates will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this prospectus or any of its contents.

* Note: A rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Each of the ratings above should be evaluated independently of any other rating.